Exhibit 1.01

ASML HOLDING N.V.

CONFLICT MINERALS REPORT

For The Year Ended December 31, 2019

This Conflict Minerals Report for ASML Holding N.V. (“ASML”, “we”, “us” or “our”) covers the reporting period from January 1, 2019 to December 31, 2019, and is filed in accordance with Rule 13p-1 of the Securities Exchange Act of 1934 and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). This Conflict Minerals Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD and is also publicly available on our website at www.asml.com. The website and the information accessible through it are not incorporated into this Form SD.

In an effort to curb the violence and exploitation occurring in the Democratic Republic of the Congo (“DRC”) and adjoining regions, the Securities and Exchange Commission (“SEC”) adopted rules pursuant to Section 1502 of the Dodd-Frank Act. Section 1502 of the legislation addresses Conflict Minerals and requires companies to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”), including the Central African Republic, South Sudan, Zambia, Angola, Republic of the Congo, Tanzania, Burundi, Rwanda and Uganda. The minerals subject to the SEC’s Report requirements, referred to as “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, namely tin, tantalum and tungsten (“3TG”).

Business Overview

ASML designs, develops, integrates, markets and services advanced lithography systems used by its customers—the major global integrated circuit manufacturers—to create chips that power a wide array of electronic, communication and information technology products. Our product development strategy focuses on the development of product families based on a modular, upgradeable design and encompasses our PAS 5500, TWINSCAN, TWINSCAN NXE lithography systems and the enhancement systems within our Applications business line.

Our PAS 5500 lithography systems (which we no longer manufacture but continue to refurbish), comprise advanced wafer steppers and Step-and-Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter and are employed in volume manufacturing and in special applications to achieve semiconductor design nodes requiring imaging at a resolution down to 90 nm.

The modular, upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design of our TWINSCAN lithography systems, which are the basis of our current and next-generation Step-and-Scan systems. TWINSCAN systems are equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter and are capable of extending semiconductor shrink technology down to 38 nm and beyond with multiple patterning techniques. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancement of immersion while continuing to use familiar and proven technology. ASML’s TWINSCAN NXE platform is the industry’s first production platform for extreme ultraviolet lithography (EUVL), currently offering 13 nm resolution with off-axis illumination and 2.0 nm match machine overlay performance.

In addition, we continuously develop and sell a range of product options and enhancements within our Applications business line, including the YieldStar metrology system and E-beam metrology and inspection systems, designed to increase semiconductor manufacturing productivity and improve imaging and overlay to optimize value of ownership over the entire lifecycle of our systems.

Certain 3TG minerals are necessary to the functionality and production of our products. For example, gold is used in coating critical electronic connectors to enhance connectivity performance, totaling approximately 250 grams per TWINSCAN system and 750 grams per TWINSCAN NXE system. Each system also contains tin, used primarily for welding electronic components on printed circuit boards and also within a critical component of our systems with the latest technology. Each TWINSCAN system contains approximately 1,500 grams of tin and each TWINSCAN NXE system contains approximately 4,500 grams of tin. In 2019, we sold 203 lithography systems, 26 of which are TWINSCAN NXE systems.

Although certain 3TG minerals are necessary to the functionality and production of our products, we believe that these 3TG minerals are insignificant in terms of volume relative to other parts and components of the systems we produce.

We outsource the production of most components that are needed to produce our systems, and we are only able to determine whether the 3TG minerals included in our systems are derived from a Covered Country through information provided to us by our suppliers.

Reasonable Country of Origin Inquiry

ASML conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the minerals that are necessary to the functionality and production of our products may have originated in the Covered Countries.

Our RCOI primarily consisted of conducting a supply chain survey using the reporting template provided by the Responsible Business Alliance (“RBA”, formerly EICC).

We also utilized resources provided by the Responsible Minerals Initiative (“RMI”), formerly Conflict-Free Sourcing Initiative), including the Responsible Minerals Assurance Process (“RMAP”). The RMAP uses a third-party audit firm to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free minerals.

Due to the complexity of the 3TG supply chain, the data is incomplete. Therefore, we are partly unable to determine the precise origin of the 3TG minerals used in our products. However, the majority of 3TG minerals used are traceable to certified smelters.

Due Diligence

The results of the RCOI indicated that some of the 3TG minerals included in our systems may originate from the Covered Countries subject to further investigation and due diligence. Therefore, we conducted supply chain due diligence with 157 suppliers whose parts/ components/ products most likely contain 3TG. The due diligence has been performed in a manner consistent with the framework of the Organization for Economic Co-operation and Development (“OECD”) and its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Since the enactment of the Dodd-Frank Act, legislation relating to Conflict Minerals, ASML has taken several steps to adhere to the regulations and OECD Guidance. In an ongoing effort, we have taken the following actions:

•	adopted an internal policy and a statement, for external use, on Conflict Minerals;

•	mobilized a Conflict Minerals Team (the “CM Team”);

•	employed a risk-based approach towards supplier selection and due diligence;

•	reinforced supplier awareness of the importance of supply chain due diligence;

•	organized knowledge sharing sessions with Koninklijke Philips N.V. (“Philips”);

•	engaged with suppliers using standardized Conflict Minerals reporting tools;

•	utilized the RBA and RMAP resources to assess supplier responses; and

•	encouraged the success of the RMAP.

Each of these actions is described in further detail below.

Adopted an internal policy and a statement, for external use, on Conflict Minerals

ASML has established its commitment to implementing the Conflict Minerals regulations in written declarations for both internal and external use. ASML adopted a corporate policy on Conflict Minerals for internal use. ASML has also published on its website its Conflict Minerals Disclosure. In both documents, we state that we will continue to encourage our suppliers and their sub-suppliers to responsibly source 3TG minerals and their derivatives.

Mobilized a Conflict Minerals Team

To ensure compliance with the Conflict Minerals regulations, we formed the CM Team. This inter-departmental CM Team aligns on the approach to meet ASML’s reporting requirements with respect to Conflict Minerals and to ensure that the RCOI and due diligence is carried out in accordance with Conflict Minerals regulations.

Employed a risk-based approach towards supplier selection and due diligence

The CM Team utilizes a risk-based approach towards supplier awareness and due diligence, the full execution of which we estimate will take several years. Our risk-based approach focuses on informing the relevant suppliers of our expectations with respect to Conflict Minerals and conducting supply chain due diligence.

We examined our products and direct spending volumes to select those suppliers which provide us with the product parts most likely to contain 3TG. This generated a survey size of 117 suppliers in 2016 and 2017 and, 108 suppliers for 2018. For 2019, we invited 157 suppliers to complete the Conflict Minerals Reporting Template (“CMRT”), including suppliers from Cymer and HMI.

Reinforced supplier awareness of the importance of supply chain due diligence

To reinforce awareness of ASML’s requirements, methods and the importance of supply chain due diligence on Conflict Minerals, we communicated with our selected suppliers in a variety of ways to inform them of our reporting obligations with respect to Conflict Minerals under Section 1502 of the Dodd-Frank Act and the Form SD. We referred them to the ASML Conflict Minerals Disclosure, and we sent additional information describing our approach to creating a more sustainable supply chain.

In an effort to encourage supplier understanding and compliance with the regulations, we also developed and distributed a set of Conflict Minerals Frequently Asked Questions (FAQs).

Furthermore, via the updated supplier handbook, ASML requires its suppliers and sub-suppliers to have policies and a due diligence approach in place that will enable them to investigate whether products and components supplied to us contain only contain conflict free minerals.

Organized knowledge-sharing sessions with Philips

The Corporate Compliance Office of ASML organized several content sessions with Philips to share best practices and learn from each other with regards to our Conflict Minerals program.

Engaged with suppliers using standardized Conflict Minerals reporting tools

Our CM Team sent formal inquiries for information to the selected 157 suppliers in scope. The inquiries included two documents:

1.	Invitation letter with an overview of ASML’s Report requirements with respect to Conflict Minerals; and

2.	Standard RBA Due Diligence CMRT version 5.12.

Utilized the RBA and RMAP resources to assess supplier responses

After receiving the completed CMRT the CM Team reviewed these and compared the input received against the list of smelter facilities identified and/or designated as “DRC conflict free” under the RBA and the RMAP certified smelter listings.

Over 2019, we had a response rate of 98,7% of the 157 suppliers who were sent a CMRT.

•	Of the 157 suppliers 108 CMRT were accepted as complete.

•	From 8 suppliers we received an interim report.

•	22 suppliers replied that they do not use 3TG in their products. Of the suppliers who answered this, ASML sourcing leads were asked to check and confirm this.

•	19 suppliers were not able to give disclosure in time of the deadline.

We will continue to encourage our suppliers to trace the origins of the 3TG minerals within their supply chain. Furthermore, we request our suppliers to report smelters who are not listed or identified on the RBA smelters list to the RBA for audit.

Encouraged the success of the Responsible Minerals Assurance Process

In addition to working closely with our own suppliers and other original equipment manufacturers (“OEMs”), we are also participating in global initiatives led by the RBA to address the industry-wide concerns surrounding Conflict Minerals. These organizations support information sharing among suppliers and OEMs, including the identification and conflict-free status of 3TG smelters and refiners. ASML is a member of the RBA and fully supports such efforts.

Through our membership in both the RBA and the RMI, we continue to support the development of the flagship program of the RMI, the Responsible Minerals Assurance Process (“RMAP”). This process aims for certification of smelters and promotion of responsible sourcing from the Covered Countries.

As a result of our due diligence efforts, we have identified 299 eligible smelters verified by the RMI within our supply chain, 234 of which are certified as “DRC Conflict-Free”.

Due Diligence Results

Due to the incomplete nature of the data available from our supply chain, which is a result of the 3TG supply chain complexity and the limited number of certified conflict free smelters for Conflict Minerals, we are unable to determine the precise origin of the 3TG minerals which are included in our products.

Risk Mitigation and Improved Due Diligence

To improve our due diligence process and to further increase the transparency of the use of 3TG in the supply chain, the CM Team anticipates taking the following steps in 2020:

•

Increase the quality of the Conflict Minerals reports and suppliers’ smelter surveys by continuing to encourage improvement in the completeness and quality of the responses and improve the response rates;

•	Continue to collaborate with Brainport Development and with peers in the region to increase the awareness and participation of our overlapping supply chains;

•	Actively encourage the success of the RMAP through increased smelter identification, outreach and certification through our continued membership with, and support of, the RBA and the RMI;

•	Evaluate the selection of suppliers based, in part, on 2019 purchasing data and due-diligence results for our next reporting cycle ending December 2020;

•

Continue to bring to our suppliers’ attention the need to be able to map and trace 3TG minerals back to the smelters used and encourage and challenge our suppliers to create more transparency in their mineral usage; and

•	Continue to reinforce the awareness and process for up-front identification of minerals potentially used in our systems, and the respective suppliers.

We will continue to encourage our suppliers to trace the origins of the 3TG minerals within their supply chain in accordance with U.S. securities laws.

Forward Looking Statements

This document contains statements that are forward-looking, including statements relating to our business and compliance efforts, including with respect to conflict minerals. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. Such forward-looking statements include statements relating to ASML’s business, conflicts minerals policies, due diligence procedures and plans to improve the due diligence process in 2020, plans to encourage suppliers to trace origins of 3TG minerals within their supply chain in accordance with U.S. securities laws and other non-historical statements.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, potential changes in our reporting obligations or practices under the Conflict Minerals rules, our ability to implement certain processes and policies, our ability to obtain information from our suppliers, our ability to effectively trace the origins of 3TG minerals, our ability to improve our due diligence process for conflict minerals and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.